

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 16, 2012

<u>**Via E-mail**</u>
David C. Buck, Esq.
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002

> **Re: GMX Resources Inc.**
> **Schedule TO-I**
> **File No. 005-62077**
> **Filed August 9, 2012**

Dear Mr. Buck:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>**Schedule TO-I**</u>

<u>Item 3. Identity and Background of Filing Person</u>

1.   Please revise your disclosure responsive to Items 3 and 5 to include this disclosure in the offer document as delivered to security holders.

<u>Item 10. Financial Statements</u>

2.   We note that you incorporated your financial statements by reference to your annual report on Form 10-K. Please revise your disclosure to include the summarized financial information required by Item 1010(c) of Regulation M-A. See instruction 6 to Item 10 of Schedule TO. We note that you provided the disclosure required by

Item 1010(c)(5) in the Schedule TO. Please ensure that this disclosure is included in the offer document as delivered to security holders.

Offer to Purchase

Incorporation by Reference, page v

3.   We note your attempt to incorporate by reference "any future filings the Company makes with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offering Memorandum and prior to the expiration or termination of the Exchange Offers" in the offer to purchase. Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Description of the Exchange Offers

Expiration Date; Withdrawal Deadline, page 23

4.   We note your statement that you may terminate the offers "if any condition is not satisfied on *or after* the Expiration Date" (emphasis added).   This disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Please revise.

Withdrawal of Tenders, page 26

5.   Refer to the second sentence in the first paragraph. It is unclear how your disclosure complies with the requirements of Rule 13e-4(f)(2). Please advise or revise.

Conditions to the Exchange Offers, page 27

6.   Your ability "to terminate the Exchange Offers … for any reason or no reason" renders the offers illusory. Please revise your offer document to eliminate this right.

7.   We refer to the first full paragraph on page 28. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase "regardless of the circumstances, including action or inaction by us, giving rise to any such condition" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise the disclosure throughout to remove the implication that you may trigger a condition through your action or inaction.

8.   We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." This disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Certain U.S. Federal Income Tax Considerations, page 99

9.   Provide an analysis supporting your reference to Treasury Department Circular 230 on page 109 or delete the legend.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since you are in possession of all facts relating to the disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                /s/ Daniel F. Duchovny
                                Daniel F. Duchovny
                                Special Counsel
                                Office of Mergers & Acquisition